Exhibit 99.17

        [Form of E-mail message to Eligible Colleagues who have Submitted Fully Completed Election Letters and Personalized Election Forms]

                         CHOICE ONE COMMUNICATIONS INC.
                           Human Resources Department
                                Attn: Janet Smith
                          Stock Option Exchange Program
                         100 Chestnut Street, Suite 600
                            Rochester, New York 14604
                               Fax: (585) 530-2738

                          Stock Option Exchange Program

                           Acknowledgement of Receipt


Dear Colleague:

We have received your fully executed Election Letter and Personalized Election Form so your election to participate in the Stock Option Exchange Program is complete.

Choice One expects to accept all properly completed tenders of Current Options on January 21, 2003, unless the Expiration Date is extended. As described in the Offer to Exchange, as amended, New Options are expected to be issued on the Expiration Date.

The acceptance of the Current Options for exchange and issuance of New Options continues to be subject to the terms set forth in the Offer to Exchange as amended. You may withdraw your tender of any grant of Current Options by submitting a properly completed Withdrawal of Election Form to be received by Choice One prior to the Expiration Date. You must send any Withdrawal of Election Form as described in the Withdrawal Instructions (delivery by e-mail will not be accepted).

If you have any questions, please call your Regional Human Resources Manager at
(585) 246-4231.

Sincerely,
Janet Smith
HR Analyst